UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 30, 2026

(Date of Report (Date of earliest event reported))

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Full mailing address of principal executive offices)

(415) 404-9888

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.           Material Modification to Rights of Securityholders

Stock Split

On October 30, 2026, AtomBeam Technologies Inc. (the “Company”) filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation, as amended (the “Amendment”) with the Secretary of State of the State of Delaware to effect a 5-for-1 stock split of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Stock Split”), whereby each issued and outstanding share of common stock of the Company (as well as each share of the Company’s treasury stock) would be subdivided and reclassified into five shares of common stock.

The Amendment also increased the authorized common stock of the Company from 40,000,000 to 200,000,000.

The foregoing description is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, of AtomBeam, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: November 4, 2026